UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Perfect Corp.
(Name of Issuer)

Class A Ordinary Shares, par value $0.10 per share
(Title of Class of Securities)

G7006A109
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Yi-Chen Huang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 4,567,425 Class A(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,567,425 Class A(1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,567,425 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%.(2)
12	TYPE OF REPORTING PERSON IN

(1)	Represents (i) 233,609 Class A ordinary shares directly held by Yi-Chen Huang (“Mr. Huang”), and (ii) 4,333,816 Class A ordinary shares held by Ideal Max Management Limited over which Mr. Huang has sole voting power and sole dispositive power.

(2)	The percentage used in this Schedule 13G is calculated based on 85,059,953 Class A ordinary shares of the Issuer issued and outstanding as reported on the Issuer’s press release dated December 28, 2023 and filed with the Securities and Exchange Commission (“SEC”) as Exhibit (a)(5)(C) to the Issuer’s Amendment No. 4 to the Schedule TO-I filed on December 28, 2023.

1	NAMES OF REPORTING PERSONS Ideal Max Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 4,333,816
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,333,816
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,333,816
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%. (1)
12	TYPE OF REPORTING PERSON CO

(1)	The percentage used in this Schedule 13G is calculated based on 85,059,953 Class A ordinary shares of the Issuer issued and outstanding as reported on the Issuer’s press release dated December 28, 2023 and filed with the SEC as Exhibit (a)(5)(C) to the Issuer’s Amendment No. 4 to the Schedule TO-I filed by the Issuer on December 28, 2023.

ITEM 1(a).	NAME OF ISSUER:

Perfect Corp.

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

14F, No. 98 Minquan Road

Xindian District

New Taipei City 231

Taiwan

ITEM 2(a).	NAME OF PERSON FILING:

Yi-Chen Huang
Ideal Max Management Limited

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Yi-Chen Huang
4F, No.67 Minquan Road
Xindian District
New Taipei City 231
Taiwan (R.O.C)

Ideal Max Management Limited
Sea Meadow House, Blackburne Highway, (P.O. Box 116)
Road Town, Tortola
British Virgin Islands

ITEM 2(c).	CITIZENSHIP:

Yi-Chen Huang – Republic of China

Ideal Max Management Limited – British Virgin Islands

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Class A ordinary shares, par value $0.10 per share

ITEM 2(e).	CUSIP NO.:

G7006A109

ITEM 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

ITEM 4.	OWNERSHIP

(a)	The information required by Item 4(a) is set forth in Row (9) of the cover page for each Reporting Person and is incorporated herein by reference.

(b)	The information required by Item 4(a) is set forth in Row (11) of the cover page for each Reporting Person and is incorporated herein by reference.

(c)	The information required by Item 4(c) is set forth in Rows (5)-(8) of the cover page for each Reporting Person and is incorporated herein by reference.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATIONS

Not applicable

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2024

Yi-Chen Huang	/s/ Yi-Chen Huang

Ideal Max Management Limited	By:	/s/ Yi-Chen Huang
	Name:	Yi-Chen Huang
	Title:	Director